Exhibit 99.1

February 16, 2024

Mr. W. Kent Webb

Ridgewood Energy Corporation

1254 Enclave Parkway, Suite 600

Houston, Texas 77077

Dear Mr. Webb:

In accordance with your request, we have estimated the proved reserves and future revenue, as of December 31, 2023, to the Ridgewood Energy W Fund, LLC (Ridgewood W Fund) interest in certain oil and gas properties located in federal waters in the Gulf of Mexico. We completed our evaluation on or about the date of this letter. It is our understanding that the proved reserves estimated in this report constitute all of the proved reserves owned by Ridgewood W Fund. The estimates in this report have been prepared in accordance with the definitions and regulations of the U.S. Securities and Exchange Commission (SEC) and, with the exception of the exclusion of future income taxes, conform to the FASB Accounting Standards Codification Topic 932, Extractive Activities—Oil and Gas. Definitions are presented immediately following this letter. This report has been prepared for Ridgewood W Fund's use in filing with the SEC; in our opinion the assumptions, data, methods, and procedures used in the preparation of this report are appropriate for such purpose.

We estimate the net reserves and future net revenue to the Ridgewood W Fund interest in these properties, as of December 31, 2023, to be:

	Net Reserves			Future Net Revenue(1) (M$)
	Oil	NGL	Gas		Present Worth
Category	(MBBL)	(MBBL)	(MMCF)	Total	at 10%

Proved Developed Producing	101.5	12.7	63.0	3,382.5	3,872.1
Proved Undeveloped	49.4	5.0	24.6	1,892.8	1,250.3

Total Proved	150.9	17.7	87.5	5,275.2	5,122.4

Totals may not add because of rounding.

(1)	Future net revenue is after deducting estimated abandonment costs.

The oil volumes shown include crude oil only. Oil and natural gas liquids (NGL) volumes are expressed in thousands of barrels (MBBL); a barrel is equivalent to 42 United States gallons. Gas volumes are expressed in millions of cubic feet (MMCF) at standard temperature and pressure bases.

Reserves categorization conveys the relative degree of certainty; reserves subcategorization is based on development and production status. Our study indicates that as of December 31, 2023, there are no proved developed non-producing reserves for these properties. As requested, probable and possible reserves that exist for these properties have not been included. The estimates of reserves and future revenue included herein have not been adjusted for risk. This report does not include any value that could be attributed to interests in undeveloped acreage beyond those tracts for which undeveloped reserves have been estimated.

Gross revenue is Ridgewood W Fund's share of the gross (100 percent) revenue from the properties prior to any deductions. Future net revenue is after deductions for Ridgewood W Fund's share of capital costs, abandonment costs, and operating expenses but before consideration of any income taxes. The future net revenue has been discounted at an annual rate of 10 percent to determine its present worth, which is shown to indicate the effect of time on the value of money. Future net revenue presented in this report, whether discounted or undiscounted, should not be construed as being the fair market value of the properties.

Prices used in this report are based on the 12-month unweighted arithmetic average of the first-day-of-the-month price for each month in the period January through December 2023. For oil and NGL volumes, the average Light Louisiana Sweet spot price of $80.54 per barrel is adjusted by field for quality, transportation fees, and market differentials. For gas volumes, the average Henry Hub spot price of $2.637 per MMBTU is adjusted by field for energy content, transportation fees, and market differentials. All prices are held constant throughout the lives of the properties. The average adjusted product prices weighted by production over the remaining lives of the properties are $72.36 per barrel of oil, $19.09 per barrel of NGL, and $2.516 per MCF of gas.

Operating costs used in this report are based on operating expense records of Ridgewood Energy Corporation (Ridgewood). These costs include the per-well overhead expenses allowed under joint operating agreements along with estimates of costs to be incurred at and below the district and field levels. Operating costs have been divided into field-level costs, per-well costs, and per-unit-of-production costs. Since all properties are nonoperated, headquarters general and administrative overhead expenses are not included. Operating costs are not escalated for inflation.

Capital costs used in this report were provided by Ridgewood and are based on authorizations for expenditure and internal planning budgets. Capital costs are included as required for workovers and production equipment. Based on our understanding of future development plans, a review of the records provided to us, and our knowledge of similar properties, we regard these estimated capital costs to be reasonable. Abandonment costs used in this report are Ridgewood's estimates of the costs to abandon the wells, platform, and production facilities, net of any salvage value. Capital costs and abandonment costs are not escalated for inflation.

For the purposes of this report, we did not perform any field inspection of the properties, nor did we examine the mechanical operation or condition of the wells and facilities. We have not investigated possible environmental liability related to the properties; therefore, our estimates do not include any costs due to such possible liability.

We have made no investigation of potential volume and value imbalances resulting from overdelivery or underdelivery to the Ridgewood W Fund interest. Therefore, our estimates of reserves and future revenue do not include adjustments for the settlement of any such imbalances; our projections are based on Ridgewood W Fund receiving its net revenue interest share of estimated future gross production. Additionally, we have made no specific investigation of any firm transportation contracts that may be in place for these properties; our estimates of future revenue include the effects of such contracts only to the extent that the associated fees are accounted for in the historical field- and lease-level accounting statements.

The reserves shown in this report are estimates only and should not be construed as exact quantities. Proved reserves are those quantities of oil and gas which, by analysis of engineering and geoscience data, can be estimated with reasonable certainty to be economically producible; probable and possible reserves are those additional reserves which are sequentially less certain to be recovered than proved reserves. Estimates of reserves may increase or decrease as a result of market conditions, future operations, changes in regulations, or actual reservoir performance. In addition to the primary economic assumptions discussed herein, our estimates are based on certain assumptions including, but not limited to, that the properties will be developed consistent with current development plans as provided to us by Ridgewood, that the properties will be operated in a prudent manner, that no governmental regulations or controls will be put in place that would impact the ability of the interest owner to recover the reserves, and that our projections of future production will prove consistent with actual performance. If the reserves are recovered, the revenues therefrom and the costs related thereto could be more or less than the estimated amounts. Because of governmental policies and uncertainties of supply and demand, the sales rates, prices received for the reserves, and costs incurred in recovering such reserves may vary from assumptions made while preparing this report.

For the purposes of this report, we used technical and economic data including, but not limited to, well logs, geologic maps, seismic data, well test data, production data, historical price and cost information, and property ownership interests. The reserves in this report have been estimated using deterministic methods; these estimates have been prepared in accordance with the Standards Pertaining to the Estimating and Auditing of Oil and Gas Reserves Information promulgated by the Society of Petroleum Engineers (SPE Standards). We used standard engineering and geoscience methods, or a combination of methods, including performance analysis, volumetric analysis, and analogy, that we considered to be appropriate and necessary to categorize and estimate reserves in accordance with SEC definitions and regulations. As in all aspects of oil and gas evaluation, there are uncertainties inherent in the interpretation of engineering and geoscience data; therefore, our conclusions necessarily represent only informed professional judgment.

The data used in our estimates were obtained from Ridgewood, public data sources, and the nonconfidential files of Netherland, Sewell & Associates, Inc. (NSAI) and were accepted as accurate. Supporting work data are on file in our office. We have not examined the titles to the properties or independently confirmed the actual degree or type of interest owned. The technical persons primarily responsible for preparing the estimates presented herein meet the requirements regarding qualifications, independence, objectivity, and confidentiality set forth in the SPE Standards. John R. Cliver, a Licensed Professional Engineer in the State of Texas, has been practicing consulting petroleum engineering at NSAI since 2009 and has over 5 years of prior industry experience. Zachary R. Long, a Licensed Professional Geoscientist in the State of Texas, has been practicing consulting petroleum geoscience at NSAI since 2007 and has over 2 years of prior industry experience. We are independent petroleum engineers, geologists, geophysicists, and petrophysicists; we do not own an interest in these properties nor are we employed on a contingent basis.

Sincerely,

NETHERLAND, SEWELL & ASSOCIATES, INC.
Texas Registered Engineering Firm F-2699

/s/ Richard B. Talley, Jr.
By:
Richard B. Talley, Jr., P.E.
Chief Executive Officer

	/s/ John R. Cliver	/s/ Zachary R. Long
By:		By:
	John R. Cliver, P.E. 107216	Zachary R. Long, P.G. 11792
	Senior Vice President	Vice President

Date Signed: February 16, 2024		Date Signed: February 16, 2024

JRC:CDT

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